UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 9, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Rubio's Restaurants, Inc.
File No. 000-26125 - CF#21884

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       Rubio's Restaurants, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 31, 2008.

       Based on representations by Rubio's Restaurants, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.72	through July 1, 2009
Exhibit 10.73	through July 2, 2012
Exhibit 10.74	through January 28, 2011
Exhibit 10.75	through November 1, 2008

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel